NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' or 'NYSE MKT') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock ('Common Stock') of Bacterin International Holdings, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 18, 2015, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. ('Regulation') reached its decision to initiate delisting proceedings pursuant to Section 1009 of the NYSE MKT Company Guide (the 'Company Guide') because the Company did not cure its non-compliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide by November 13, 2014, the end of the maximum 18 month compliance plan period provided for by Exchange rules. 1. On November 13, 2014, Regulation determined that the Company had failed to cure its noncompliance with Sections 1003(a)(i), (ii) and (iii) of the Company Guide by the end of maximum 18 month compliance period provided for by Exchange rules. Accordingly, Regulation initiated procedures to delist the Common Stock. The Company was verbally notified of these actions on November 13, 2014 and by letter on November 14, 2014. Additionally, a press release was issued by NYSE Regulation on November 14, 2015. 2. Pursuant to Sections 1009(d) and 1203 of the Company Guide, the Company had the right to appeal to the Listings Qualification Panel (the 'Panel') of the NYSE MKT Committee on Securities (the 'Committee'), the determination to delist the Common Stock, provided that it filed a written request for such a review with the Office of the General Counsel of the Exchange within seven calendar days of receiving notice of the delisting determination. On November 19, 2014, the Company submitted a letter requesting a hearing before the Panel to review this determination. The hearing was held on January 21, 2015. On January 26, 2015, the Panel issued a decision that affirmed the determination of NYSE Regulation to delist the Common Stock. 3. Pursuant to Section 1205 of the Company Guide, the Company had the right to appeal to the full Committee, the Panel's decision to affirm Regulation's determination to delist the Common Stock. On January 26, 2015, the Company requested a review by the full Committee. The Committee considered the matter on April 7, 2015. On April 8, 2015, the Committee unanimously affirmed the Panel's decision. 4. Pursuant to the above authorization, a press release was issued on April 8, 2015 and an announcement was made on the 'ticker' of the Exchange immediately at the close of the trading session, of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 5. Pursuant to Section 1206 of the Company Guide, the Committee's decision may be called for review by the Exchange's Board of Directors. By letter dated May 5, 2015, the Board of Directors declined to conduct a discretionary review, therefore the Panel's decision represented the final action of the Exchange. Accordingly, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.